EXHIBIT 99.9
Form of Advertisement placed in Indian Newspaper

Infosys Technologies Limited
Regd. office: Electronics City, Hosur Road, Bangalore - 560 100, India.

Audited financial results for the quarter ended June 30, 2007

(in Rs. crore, except per share data)
	Quarter ended June 30,		Year ended March 31,
	2007	2006	2007
Income from software services and products	3,551	2,867	13,149
Software development expenses	2,111	1,615	7,278
Gross profit	1,440	1,252	5,871
Selling and marketing expenses	171	167	719
General and administration expenses	259	211	927
Operating profit before interest and depreciation	1,010	874	4,225
Interest	-	-	-
Depreciation	134	97	469
Operating profit before tax and exceptional items	876	777	3,756
Other income (net)	255	129	375
Provision for investments	-	3	2
Net profit before tax and exceptional items	1,131	903	4,129
Provision for taxation (refer to note 5)	103	104	352
Net profit after tax and before exceptional items	1,028	799	3,777
Income from sale of investments	-	6	6
Net profit after tax and exceptional items	1,028	805	3,783
Paid-up equity share capital (par value Rs. 5/- each, fully paid) (refer to note 2)	286	138	286
Reserves and surplus	11,904	7,690	10,876
Earnings per share (par value Rs. 5/- each)*
Before Exceptional items
Basic*	18.00	14.45	67.82
Diluted*	17.93	14.11	66.33
After Exceptional items
Basic*	18.00	14.57	67.93
Diluted*	17.93	14.23	66.44
Dividend per share (par value Rs. 5/- each)
Interim dividend*	-	-	5.00
Final dividend*	-	-	6.50
Total dividend*	-	-	11.50
Total dividend percentage (%)*	-	-	230.00
Total Public Shareholding (unaudited)#
Number of shares*	36,75,70,027	36,91,98,924	36,75,70,027
Percentage of shareholding	64.35	66.68	64.35
* Adjusted for the issue of bonus shares in the ratio of 1:1 allotted on July 15, 2006 as per Accounting Standard 20 (AS 20) on Earnings Per Share.
# Total public shareholding as defined under Clause 40A of the Listing Agreement (excludes shares held by founders and American Depositary Receipt holders).

Other information:

	Quarter ended June 30,		Year ended March 31,
	2007	2006	2007
Staff costs	1,815	1,403	6,314
Items exceeding 10% of aggregate expenditure	-	-	-
Details of other income:
Interest on deposits with banks and others	175	49	182
Dividend on investments in liquid mutual funds	-	17	116
Miscellaneous income	6	10	35
Exchange differences	74	53	42
Total	255	129	375

Audited consolidated financial results of Infosys Technologies Limited and its subsidiaries for the quarter ended June 30, 2007

(in Rs. crore, except per share data)
	Quarter ended June 30,		Year ended March 31,
	2007	2006	2007
Income from software services, products and business process management	3,773	3,015	13,893
Software development and business process management expenses	2,169	1,666	7,458
Gross profit	1,604	1,349	6,435
Selling and marketing expenses	205	204	929
General and administration expenses	315	256	1,115
Operating profit before interest, depreciation and minority interest	1,084	889	4,391
Interest	-		-
Depreciation	144	106	514
Operating profit before tax, minority interest and exceptional items	940	783	3,877
Other income (net)	253	128	372
Provision for investments	-	3	2
Net profit before tax, minority interest and exceptional items	1,193	908	4,247
Provision for taxation (refer to note 5)	114	106	386
Net profit after tax, before minority interest and exceptional items	1,079	802	3,861
Income from sale of Investments	-	6	6
Net profit after tax, exceptional items and before minority interest	1,079	808	3,867
Minority interest	-	8	11
Net profit after tax, exceptional items and minority interest	1,079	800	3,856
Paid-up equity share capital (par value Rs. 5/- each, fully paid) (refer to note 2)	286	138	286
Reserves & surplus	12,053	7,705	10,969
Earnings per share (par value Rs. 5/- each)*
Before Exceptional items
Basic*	18.89	14.36	69.11
Diluted*	18.82	14.02	67.59
After Exceptional items
Basic*	18.89	14.48	69.22
Diluted*	18.82	14.14	67.70
Dividend per share (par value Rs. 5/- each)
Interim dividend*	-	-	5.00
Final dividend*	-	-	6.50
Total dividend*	-	-	11.50
Total dividend percentage (%)*	-	-	230.00
Total Public Shareholding (unaudited)#
Number of shares*	36,75,70,027	36,91,98,924	36,75,70,027
Percentage of shareholding	64.35	66.68	64.35
* Adjusted for the issue of bonus shares in the ratio of 1:1 allotted on July 15, 2006 as per Accounting Standard 20 (AS 20) on Earnings Per Share.
# Total public shareholding as defined under Clause 40A of the Listing Agreement (excludes shares held by founders and American Depositary Receipt holders).

Principles of consolidation: The financial statements are prepared in accordance with the principles and procedures for the preparation and presentation of consolidated financial statements as set out in the Accounting Standard on Consolidated Financial Statements being a mandatory standard as specified in the Companies (Accounting Standards) Rules, 2006, the provisions of the Companies Act, 1956 and guidelines issued by the Securities and Exchange Board of India. The financial statements of the parent company and its subsidiaries have been combined on a line-by-line basis by adding together the book values of like items of assets, liabilities, income and expenses, after eliminating intra-group balances and transactions and resulting unrealized gains / losses. The consolidated financial statements are prepared by applying uniform accounting policies.

Note:

1.	The audited financial statements have been taken on record by the Board of Directors at its meeting held on July 11, 2007. There are no qualifications in the auditors' reports for these periods. The information presented above is extracted from the audited financial statements as stated.
2.

During the quarter ended June 30, 2006 the company issued 12,88,196 equity shares, pursuant to the exercise of stock options by certain employees under the 1998 and 1999 stock option plans. During the quarter ended June 30, 2007 there was no exercise of options under both the plans.

3.	Information on investor complaints pursuant to Clause 41 of the Listing Agreement for the quarter ended June 30, 2007.
Nature of complaints received	Opening balance	Additions	Disposal	Closing balance
Dividend related	-	141	141	-
4.	The final dividend of Rs. 6.50 per share (130% on an equity share of par value of Rs. 5/-) for fiscal 2007 was approved by the shareholders at the Annual General Meeting held on June 22, 2007 and the same was paid on June 23, 2007.
5.	The tax provision for the quarter ended June 30, 2007 and for fiscal 2007 included a reversal of Rs. 51 crore and Rs. 125 crore respectively for liability no longer required for taxes payable in various overseas jurisdictions consequent to expiry of limitation period and completion of assessment by taxation authorities.
6.	The Guidance Note on Implementing AS 15, Employee Benefits (revised 2005) issued by the Accounting Standards Board (ASB) states that provident funds set up by employers, which requires interest shortfall to be met by the employer, needs to be treated as defined benefit plan. Pending the issuance of the Guidance Note from the Actuarial Society of India, the company's actuary has expressed his inability to reliably measure the provident fund liability. Accordingly, the company is unable to exhibit the related disclosures.
7.	Pursuant to the changes in the Indian Income Tax Act, the company has calculated its tax liability after considering Minimum Alternate Tax (MAT). The MAT liability can be carried forward and set off against the future tax liabilities. Accordingly, a sum of Rs. 44 crore was carried forward and shown under "loans and advances" in the balance sheet as of June 30, 2007.
8.	The Finance Act 2007 included Fringe Benefit Tax ("FBT") on Employees' Stock Option Plan. FBT liability crystallizes on the date of exercise of stock options. During the quarter no stock options have been exercised.

Matters relating to Subsidiaries:

Infosys BPO

9.	As at June 30, 2007 the company's holding in Infosys BPO is 98.92%. The company has committed to a deferred share purchase with the shareholders of Infosys BPO. As per the agreement, Infosys will purchase 3,60,417 Infosys BPO shares for Rs. 22 crore by February 2008. The same will be accounted as investment on conclusion of the agreement along with the transfer of title in the shares. Upon conclusion, Infosys' holding in Infosys BPO would be 99.98%.

Other Subsidiaries

10.	During the year ended March 31, 2007, the company disbursed a loan of US$ 3 million (Rs. 11 crore) to its wholly owned subsidiary, Infosys Technologies (China) Co. Limited. The loan is repayable within five years from the date of disbursement at the discretion of the subsidiary. As of June 30, 2007 the company has invested US$ 10 million (Rs. 46 crore) as equity capital and US$ 8 million (Rs. 33 crore) as loan in the subsidiary.
11.	On June 20, 2007, the company has incorporated a new wholly owned subsidiary, "Infosys Technologies, S. de R.L. de C.V." in Mexico.

Board of Directors

12.	Effective June 22, 2007 the following changes were made to the senior management of the company:

  Mr. Nandan M. Nilekani assumed the role of Co-Chairman of the Board
  Mr. S. Gopalakrishnan assumed the role of Chief Executive Officer and Managing Director
  Mr. S. D. Shibulal assumed the role of Chief Operating Officer

Segment reporting (Consolidated - Audited)

(in Rs. crore)
	Quarter ended June 30,		Year ended March 31,
	2007	2006	2007
Revenue by industry segment
Financial services	1,361	1,109	5,209
Manufacturing	512	436	1,877
Telecom	831	531	2,679
Retail	407	293	1,394
Others	662	646	2,734
Total	3,773	3,015	13,893
Less: Inter-segment revenue	-	-	-
Net revenue from operations	3,773	3,015	13,893
Segment profit before tax, interest, depreciation, amortization and minority interest:
Financial services	360	296	1,564
Manufacturing	135	131	577
Telecom	282	188	923
Retail	109	86	442
Others	198	188	885
Total	1,084	889	4,391
Less: Interest	-	-	-
Other un-allocable expenditure	144	106	514
(excluding un-allocable income)
Operating profit before tax, minority interest and exceptional items	940	783	3,877

Notes on segment information

Principal segments
The company's operations predominantly relate to providing technology services, delivered to clients globally, operating in various industry segments. Accordingly, revenues represented along industry verticals comprise the primary basis of the segmental information set out above.

Segmental capital employed
Fixed assets used in the company's business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and support services are used interchangeably between segments. Accordingly, no disclosure relating to total segment assets and liabilities has been made.

By order of the Board
for Infosys Technologies Limited

Bangalore, India	S. D. Shibulal	S. Gopalakrishnan
July 11, 2007	Chief Operating Officer	Chief Executive Officer and Managing Director

The Board has also taken on record the unaudited consolidated results of Infosys Technologies Limited and its subsidiaries for the quarter ended June 30, 2007 and 2006, prepared as per US GAAP. A summary of the financial statements is as follows:

(in US$ million, except per ADS data)
	Quarter ended June 30,		Year ended March 31,
	2007 Unaudited	2006 Unaudited	2007 Audited
Revenues	928	660	3,090
Cost of revenues	569	389	1,777
Gross profit	359	271	1,313
Net income	263	174	850
Earnings per American Depositary Share (ADS)
Basic	0.46	0.32	1.53
Diluted	0.46	0.31	1.50
Total assets	3,420	1,938	3,073
Cash and cash equivalents	1,587	392	1,403
Liquid mutual funds	-	358	6

The reconciliation of net income as per Indian GAAP (audited) and US GAAP is as follows:

(in US$ million)
	Quarter ended June 30,		Year ended March 31,
	2007 Unaudited	2006 Unaudited	2007 Audited
Consolidated net profit as per Indian GAAP	266	175	858
Stock compensation expenses (SFAS 123R)	(1)	(1)	(5)
Amortization of intangible assets	(2)	-	(3)
Consolidated net income as per US GAAP	263	174	850

Certain statements in this release concerning our future growth prospects are forward-looking statements, within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the success of our investments, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT, business process outsourcing and consulting services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2007 and our other recent filings. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company.